Breeze Acquisition Corp. II

955 W. John Carpenter Fwy.

Suite 100-929

Irving, TX 75039

May 8, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Breeze Acquisition Corp. II
Registration Statement on Form S-1
File No. 333-291575

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Breeze Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. (Eastern Time) on May 12, 2026, or as soon thereafter as possible on such date.

Very truly yours,

Breeze Acquisition Corp. II

By:	/s/ J. Douglas Ramsey
Name: J. Douglas Ramsey Title: Chief Executive Officer